EXHIBIT 99.1

Steven van Rijswijk to succeed Ralph Hamers as CEO of ING

Steven van Rijswijk to succeed Ralph Hamers as CEO of ING

ING announced today that Steven van Rijswijk, currently member of the Executive Board and chief risk officer of ING, will succeed Ralph Hamers as CEO and chairman of the Executive Board. The Supervisory Board has appointed Steven van Rijswijk effective 1 July 2020. As announced earlier, Ralph Hamers will leave ING to join UBS, where he will become CEO later in the year.

Hans Wijers, chairman of the Supervisory Board of ING said: “We are very pleased to appoint Steven, following a broad and rigorous selection process. With almost 25 years at ING, of which three on the Executive Board, Steven has shown to have the right combination of experience, leadership skills and deep understanding of our business to lead ING into the next phase of our strategic direction. Again, we want to thank Ralph for his contributions, preparing ING for the future with his vision and customer focus. Having been the longest serving CEO of ING, we wish him well in his next role.”

Steven van Rijswijk (Dutch, 1970) was appointed to the Executive Board at the Annual General Meeting of shareholders in 2017. Steven joined ING in 1995 and held various positions in the Mergers & Acquisitions, Equity Capital Markets and Capital Structuring and Advisory teams. In 2012 he was appointed global head of Corporate Clients. He became global head of Client Coverage at ING Wholesale Banking in 2014, being responsible for relationship management, transaction services and corporate finance for corporate clients and financial institutions in over 40 countries.

In the past years, Steven played a key role in the strengthening of ING’s gatekeeper role and the progress of ING’s model, data and analytics capabilities. As of 2018, he also chairs a European inter-bank working group on the transition from Eonia to a new euro risk-free rate, also providing fallback rates for Euribor. Steven holds a master’s degree in business economics from Erasmus University Rotterdam. His appointment has been approved by the European Central Bank.

Steven van Rijswijk said: “I am very proud and thankful for the confidence the Supervisory Board has expressed in me. After working so many years with our colleagues and customers around the world, I’m looking forward to further build on our efforts to strengthen ING and enhance our position as one of Europe’s leading digital banks. I want to thank Ralph for his tireless commitment to ING and excellent cooperation in the past years on the Executive Board and wish him well for the future.”

Ralph Hamers said: “I congratulate Steven on his appointment. Having worked with him over many years I am convinced that he will sustain the steps we have taken to prepare ING for a digital and mobile future. Again I want to thank the many talented and dedicated colleagues and friends I have worked with over the past 29 years.”

The selection process for a new chief risk officer is underway. Until the appointment of a successor, Tanate Phutrakul, CFO of ING, will temporarily assume the responsibility for risk on the Executive Board. The day-to-day risk management activities will be performed ad interim by Karst Jan Wolters, currently chief risk officer of ING Wholesale Banking who will report to Tanate Phutrakul.

Since first joining ING in 1986, Karst Jan Wolters (Dutch, 1963) has held a range of front office and risk functions, including head of Global Credit Restructuring and global head of Credit & Trading Risk. In 2017 he was appointed as CRO of ING Wholesale Banking. During his career he also worked at Dutch bank NIB and as a financial economic expert at the Dutch national police. Further announcements on the CRO succession process will be made if and when appropriate.

Note for editors

A short interview with Steven van Rijswijk is available on ING.com. For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

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ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 53,000 employees offer retail and wholesale banking services to customers in over 40 countries.

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